

HERITAGE
COMMERCE CORP

Sandler O'Neill Investor Meeting
June 14, 2011

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements.   The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) the effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (8) our ability to raise capital or incur debt on reasonable terms; (9) regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (10) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (11) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (12) the impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (13) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (14) changes in the deferred tax asset valuation allowance in future quarters; (15) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (16) the ability to increase market share and control expenses; and (17) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Closely held businesses that are small to medium in size
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations
  - Commercial property and asset management

- **Well-positioned in three affluent counties in Northern California**
  - HTBK ranks fourth in asset size and deposit market share amongst regional banks headquartered in Santa Clara County or the San Francisco East Bay[1]

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2010.

Heritage Profile (continued)

- **Aggressive focus on managing credit risk**
  - Strong reserve to loan ratio
  - Skilled team in place to continue to reduce problem assets

- **Solid Capital**

- **Strong relationships with local businesses yields an attractive core deposit base**

- **Balanced loan portfolio**

Experienced Management Team

Name	Position	Years at HTBK	Years Banking Experience
Walter T. Kaczmarek	President & CEO	6	31
Margaret A. Incandela	EVP & Chief Credit Officer	4	24
Dan T. Kawamoto	EVP & Chief Admin. Officer	2	20
Lawrence D. McGovern	EVP & Chief Financial Officer	13	28
Raymond Parker	EVP, Banking Division	6	37

- **Regional Line Managers average over 20 years of experience in market[1]**

[1]Market refers to Alameda, Contra Costa, and Santa Clara counties

Heritage Snapshot

HERITAGE COMMERCE CORP



Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 3/31/11**

Total Assets	$ 1.3	billion
Total Loans	$ 803.4	million
Total Deposits	$ 1,003.3	million
Total Stockholders' Equity	$ 183.2	million
CPP Preferred	$ 38.7	million
Tangible Common Equity	$ 122.1	million
TCE/TA	9.8%	
Tier 1 RBC Ratio	19.9%	
Total RBC Ratio	21.2%	
Loans/Deposits	80.1%	
Yield on Earning Assets (1)	4.58%	
Cost of Deposits (1)	0.52%	
Cost of Funds (1)	0.71%	
Net Interest Margin (1)	3.95%	
Efficiency Ratio (1)	79.55%	
1Q11 Net Income (1)(2)	$ 1.6	million

(1) For the quarter ended 3/31/11
(2) Before dividends and discount accretion in preferred stock

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fourth in its market[1] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

Top Regional Banks			
2010 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Silicon Valley Bank	2	8,078,291
2	The Mechanics Bank	23	2,158,692
3	Fremont Bank	18	1,866,452
4	**Heritage Bank of Commerce**	**10**	**1,071,896**
5	Bridge Bank, N.A.	2	790,265
6	Private Bank of the Peninsula	1	292,774
7	Borel Private Bank & Trust Co.	2	287,747
8	Bank of Alameda	7	219,847
9	Westamerica Bank	8	195,606
10	Valley Community Bank	3	184,634

Top National Franchises			
2010 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Wells Fargo Bank, N.A.	146	30,362,632
2	Bank of America, N.A.	145	27,790,357
3	JPMorgan Chase Bank, N.A.	96	8,757,605
4	Citibank, N.A.	64	7,772,469

Totals for Market[1]	
Branch Count	Deposits in Market ($000)
861	119,317,956

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2010.

Q1 2011 Highlights

- **Third consecutive quarter of profitability**

- **Continued improvement in credit metrics:**

	4Q10	**1Q11**
• **Classified assets**	**$91.8mm**	**$81.4mm**
• **NPA's**	**$34.6mm**	**$27.5mm**
• **NPA's/ total assets**	**2.78%**	**2.19%**
• **ALLL / NPL's**		
(excluding nonaccrual loans held-for-sale)	**80.49%**	**97.73%**

- **Increase in noninterest-bearing demand deposits** — **$280.3mm** — **$325.1mm**

- **Expansion of net interest margin** — **3.59%** — **3.95%**

HERITAGE COMMERCE CORP

Strong Deposit Base (in $000's)



March 31, 2011
Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered



December 31, 2010
Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

March 31, 2011		
Demand, noninterest-bearing	$325,058	32%
Demand, interest-bearing	135,903	14%
Savings and money market	262,763	26%
Time deposits - under $100	32,592	3%
Core Deposits	756,316	75%
Time deposits - $100 and over	128,156	13%
Time deposits - CDARS	21,025	2%
Time deposits - brokered	97,826	10%
	$1,003,323	100%

December 31, 2010		
Demand, noninterest-bearing	$280,258	28%
Demand, interest-bearing	153,917	16%
Savings and money market	272,399	27%
Time deposits - under $100	33,499	3%
Core Deposits	740,073	74%
Time deposits - $100 and over	137,514	14%
Time deposits - CDARS	17,864	2%
Time deposits - brokered	98,467	10%
	$993,918	100%

Diversified Loan Portfolio (in $000's)


March 31, 2011
Commercial
CRE - Owner Occupied
CRE - Investor/Other
Land & Construction
Equity Lines
Consumer & Other


December 31, 2010
Commercial
CRE - Owner Occupied
CRE - Investor/Other
Land & Construction
Equity Lines
Consumer & Other

March 31, 2011		
Commercial	$365,748	46%
CRE - Owner Occupied	170,260	21%
CRE - Investor/Other	150,690	19%
Land & Construction	50,496	6%
Equity Lines	52,129	6%
Consumer & Other	14,027	2%
Total	$803,350	100%

December 31, 2010		
Commercial	$378,412	45%
CRE - Owner Occupied	191,627	23%
CRE - Investor/Other	145,830	17%
Land & Construction	62,356	7%
Equity Lines	53,697	6%
Consumer & Other	14,127	2%
Total	$846,049	100%

Improving Credit Quality (in $000's)



Improving Credit Quality (continued)



Improving Credit Quality (continued)



ALLL to NPL's[1]

[1] excluding nonaccrual loans held-for-sale

Excellent Capital Ratios

HERITAGE COMMERCE CORP

Total Risk-Based Capital Ratio (%)



Tier 1 Risk-Based Capital Ratio (%)



Leverage Ratio (%)



Tangible Common Equity/Tangible Assets (%)



[1] assumes conversion of Series C Preferred Stock of $19.5mm into common stock

Yields and Rates



Net Interest Margin



Total Noninterest Expense (in $000's)



(1) excludes $43.2 mm impairment of goodwill in 2Q 2010

Operating Performance (in $000's)

HERITAGE COMMERCE CORP

	For the Three Months Ended:				
	1Q 2010	2Q 2010	3Q 2010	4Q 2010	1Q 2011
Interest Income	$14,346	$14,212	$13,361	$13,168	$12,986
Interest Expense	2,977	2,784	2,530	2,221	1,790
Net Interest Income	11,369	11,428	10,831	10,947	11,196
Provision for Loan Losses	5,095	18,600	2,058	1,050	770
Net Interest Income (Loss) after Provision for Loan Losses	6,274	(7,172)	8,773	9,897	10,426
Noninterest Income	1,684	1,878	2,728	2,443	1,917
Noninterest Expense	12,198	11,371	11,248	10,129	10,431
Income (Loss) Before Income Taxes before Goodwill Impairment	(4,240)	(16,665)	253	2,211	1,912
Income Tax Expense (Benefit)	(120)	(5,753)	(398)	506	331
Net Income (Loss) Before Goodwill Impairment	**(4,120)**	**(10,912)**	**651**	**1,705**	**1,581**
Impairment of Goodwill	-	(43,181)	-	-	-
Dividends and Discount Accretion on Preferred Stock	(591)	(1,009)	(193)	(606)	(596)
Net Income (Loss) Allocable to Common Shareholders	**($4,711)**	**($55,102)**	**$458**	**$1,099**	**$985**
Diluted Income (Loss) Per Common Share	**($0.40)**	**($4.66)**	**$0.01**	**$0.03**	**$0.03**

2011 Tactical Initiatives

- **Continue to Improve Asset Quality and ALLL**

- **Stay Focused on Customer - Relationship Banking Approach**
  - Maintain solid deposit base

- **Increase C & I and SBA Market Share**
  - Introduce new loan products (Asset Based Lending and Professional Lines of Credit)
  - Add local SBA sales people
  - Add key Relationship Officers

- **Improve Earnings**
  - Improve net interest margin through investing excess FRB balances and increased loan repricing
  - Continue to reduce costs and improve efficiency ratios

Heritage Bank Positioned for Growth

- Regulators terminated Written Agreement on June 9, 2011

- Strong capital – 21.2% total risk-based capital ratio

- Solid core deposit base – 46% demand deposit accounts to total   deposits

- Good liquidity position – $357.6 million of cash and cash equivalents, Federal fund sold and investment securities

- Significantly improved credit quality – 2.19% nonperforming assets to total assets

- Highly experienced relationship managers – 20 years experience of Regional Line Managers in market

- Good locations and markets with solid market share among community banks – 10 branch locations, fourth in its market amongst Independent Community Banks

- Experienced Senior Management and strong Board of Directors

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Margaret A. Incandela
Executive Vice President
Chief Credit Officer
408.792.4029

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Raymond Parker
Executive Vice President
Banking Division
408.494.4534